1. Name and Address of Reporting Person
   Hajek, Josef
   14901 S. Orange Blossom Trail
   Orlando, FL 32837-
2. Date of Event Requiring Statement (Month/Day/Year)
   09/03/2001
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Tupperware Corporation (TUP)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Tax
6. If Amendment, Date of Original (Month/Day/Year)
   09/6/2001
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                9377 <F1>              D
Common Stock                                3584                   I                By 401(k) Plan

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option             11/14/2003 11/13/2010 Common Stock            15500     $18.56     D
Stock Option             11/11/2002 11/10/2009 Common Stock            10000     $18.75     D
Stock Option             11/13/2000 11/11/2008 Common Stock            20000     $19.2      D
                         <F2>
Stock Option             08/01/2008 07/31/2011 Common Stock            15800     $23.2      D
Stock Option             11/11/2000 11/10/2007 Common Stock            3000      $24.25     D
Stock Option             05/20/1999 05/19/2006 Common Stock            3000      $42.25     D

Explanation of Responses:

<F1>
Includes stock purchased in a transaction that was tentatively scheduled for an effective date of August 1, 2001.
<F2>
The option vests in four equal annual installments (25%) beginning on November 13, 2000.

SIGNATURE OF REPORTING PERSON
/s/ Josef Hajek

DATE
09/13/2001